FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MAY, 2007

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Lund Gold Ltd. – News Release Dated May 4, 2007.

➢

Lund Gold Ltd. – BC FORM 53-901F, Material Change Report,

➢

Lund Gold Ltd. – News Release Dated May 7, 2007.

➢

Lund Gold Ltd. – BC FORM 53-901F, Material Change Report,

➢

Lund Gold Ltd. -  Interim Financial Statements for the period ended March 31, 2007.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:

   June 6, 2007

By:      “Chet Idziszek”

 Chet Idziszek

Its:        President

(Title)

LUND GOLD LTD.
Suite 2000, Guinness Tower
1055 West Hastings Street	Phone: (604) 331-8772
Vancouver, B.C. V6E 2E9	Fax: (604) 331-8773

June 6, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek

President

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Ms. Pam Morris

Miller Thomson, Attention:  Mr. Rupert Legge

LUND	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C, Canada V6E 2E9
GOLD LTD.	Tel: (604) 3318772 Toll free (877) 5298475 Fax: (604) 3318773 Email: info@lund.com

May 4, 2007	Trading Symbol: TSX Venture – LGD Website: www.lundgold.com

CARNEIRINHO SECOND PHASE EXPLORATION PROGRAM

Lund Gold Ltd. (TSX-V: LGD) is pleased to report that the second phase of exploration at its Carneirinho Property in the Tapajós region of north central Brazil will commence by the end of May.  The results from reconnaissance sampling carried out in Phase I show that 185 soil samples contain more than background levels of gold.  In total, six spatially separate gold anomalies exist away from the current garimpeiro workings.  Of these six gold anomalies, four exist in conjunction with a coincidental magnetic low and two of the anomalies are coincident with a linear magnetic high based on the ground geophysical survey completed as part of the Phase 1 exploration program.

The Phase II exploration is part of an aggressive follow up exploration program which will include infill soil and rock sampling and ground geophysical surveying to better delineate and evaluate the newly discovered gold anomalies,  followed by hand trenching and drilling as necessary.  As well, newly acquired Landsat data will be used to better interpret structural controls with respect to gold mineralization.  The Phase 2 budget is approximately $700,000 and the exploration program will be completed by the end of August.

Extensive former and current garimpeiro workings are located within the Carneirinho Property.  Historical production from the property is reported to be approximately 3 tonnes of gold.  The main garimpeiro pit, Antonio de Luca had a corresponding gold in soil anomaly and is associated with a well defined magnetic low where trenching returned up to 12.68 g/t gold over 26 metres.

Samples will be sent to Lakefield Geosol Laboratories (Lakefield), Belo Horizonte, Brazil.    Lakefield is ISO9001, version 2000 certified.

Lund holds an option to acquire a 100% interest in the Carneirinho Property.  Dean Besserer, P.Geol., of APEX Geoscience Ltd. of Edmonton, Alberta, is the qualified person for the Carneirinho Property and has approved the contents of this news release

Further to its news release of March 12, 2007, Lund reports that, it issued 25,000 units as a finder’s fee in respect of a portion of the non-brokered private placement of 12,000,000 units.  Each unit consists of one share of Lund and one half of a non-transferable share purchase warrant, each whole warrant entitling the purchase of an additional share of Lund at a price of $0.40 per share until April 11, 2009.  The securities comprising these units are subject to a four month hold period expiring on August 11, 2007.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

_”Chet Idziszek”_________________

Chet Idziszek,

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Lund Gold Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

May 4, 2007

Item 3.

Press Release

May 4, 2007, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report on exploration of the Issuer’s Carneirinho Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 4th day of May, 2007.

LUND GOLD LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

LUND	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C, Canada V6E 2E9
GOLD LTD.	Tel: (604) 3318772 Toll free (877) 5298475 Fax: (604) 3318773 Email: info@lund.com

May 7, 2007	Trading Symbol: TSX Venture – LGD Website: www.lundgold.com

PUBLIC RELATIONS CONSULTANT APPOINTED

Lund Gold Ltd. (TSX-V: LGD) is pleased to report that it has agreed,  subject to regulatory approval, to appoint Grandich Publications LLC. (“Grandich”) as a public relations consultant for an initial period of twelve months beginning May 15, 2007.   Its primary responsibilities will be to assist Lund with the development and implementation of a public and investor relations and communications program and provide ongoing assistance to Lund respecting development and enhancement of Lund’s public and market image.   Grandich is based in New Jersey and will be providing its services on a consulting basis.  It will receive consulting fees of USD1,500 per month and, subject to regulatory approval, has been granted an incentive stock option to purchase 100,000 shares of Lund at a price of $0.33 per share until May 15, 2009.   Grandich does not presently own any shares of Lund but may in the future acquire shares of Lund for investment purposes.   For over twenty years, Grandich has provided public relations, corporate communications and corporate finance consulting services to numerous exploration and mining companies.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

_”Chet Idziszek”_________________

Chet Idziszek,

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Lund Gold Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

May 7, 2007

Item 3.

Press Release

May 7, 2007, Vancouver, B.C.

Item 4.

Summary of Material Change

Public Relations consultant appointed.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 7th day of May, 2007.

LUND GOLD LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

LUND GOLD LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended March 31, 2007

(Unaudited – Prepared by Management)

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended March 31, 2007.

LUND GOLD LTD.

(an exploration stage company)

Consolidated Balance Sheets

As at (expressed in Canadian dollars, unaudited)

	March 31, 2007	June 30, 2006

ASSETS

Current
Cash and cash equivalents	$ 1,089,983	$ 949,371
Receivables	6,230	6,678
Prepaid expenses and deposits	3,857	3,857
	1,100,070	959,906

Restricted cash (Note 11)	16,338	16,338
Mineral property (Note 4)	528,867	136,569
Equipment	10,140	11,599

	$ 1,655,415	$ 1,124,412

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 7,973	$ 36,021

Shareholders’ equity
Capital stock (Note 5)
Authorized
200,000,000 common shares without par value
Issued and outstanding
27,914,424 (June 30, 2006 – 24,791,118) common shares	12,181,715	11,416,389
Contributed surplus (Note 5)	626,487	626,487
Deficit	(11,160,760)	(10,954,485)

	1,655,415	1,088,391

	$ 1,043,830	$ 1,124,412

Nature of operations and going concern (Note 1)

Contingency (Note 11)

Subsequent Event (Note 12)

Approved by the Board

“James G.Stewart”	Director	“Chet Idziszek”	Director

LUND GOLD LTD.

(an exploration stage company)

Consolidated Statements of Loss and Deficit

For the periods ended March 31

(expressed in Canadian dollars – unaudited, prepared by management)

	Three Months Ended March 31 2007	Three Months Ended March 31 2006	Nine Months Ended March 31 2007	Nine Months Ended March 31 2006

EXPENSES
Amortization	$ -	$ 746	$ 1,460	$ 2,273
Audit and accounting	-	-	6,900	6,175
Consulting fees	-	-	-	-
Filing fees	9,561	9,735	20,741	16,271
Interest expense and loan bonus	(270)	-	-	-
Legal fees	938	12,737	24,211	35,174
Office and general	10,954	4,851	33,224	17,196
Rent	10,367	9,774	29,915	28,753
Shareholders’ information	-	-	1,698	1,687
Stock-based compensation (Note )	-	-	-	75,348
Transfer agent’s fees	1,068	1,386	6,148	6,966
Travel and public relations	147	916	1,262	9,676
Wages	35,161	28,811	103,498	97,894
	(67,926)	(68,956)	(229,057)	(297,413)

OTHER INCOME (EXPENSE)
Interest income	7,677	2,874	24,078	3,677
Foreign exchange gain (loss)	(1,648)	(102)	(1,296)	(1,338)
Write-off of resource property	-	-	-	(1,803,338)
	6,029	2,772	22,782	(1,800,999)

Loss for the period	(61,897)	(66,184)	(206,275)	(2,098,412)

Deficit – Beginning of period	(11,098,863)	(10,805,307)	(10,954,485)	(8,773,079)

Deficit – End of period	$ (11,160,760)	$ (10,871,491)	$ (11,160,760)	$ (10,871,491)

Basic and diluted loss per share	$ -	$ -	$ (0.01)	$ (0.12)

Weighted average number of shares outstanding	24,971,144	18,707,785	24,889,152	17,679,640

LUND GOLD LTD.

(an exploration stage company)

Consolidated Statements of Cash Flows

For the periods ended March 31

(expressed in Canadian dollars – unaudited, prepared by management)

	Three Months Ended March 31 2007	Three Months Ended March 31 2006	Nine Months Ended March 31 2007	Nine Months Ended March 31 2006

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (61,897)	$ (66,184)	$ (206,275)	$ (2,098,412)
Items not involving cash
Amortization	-	746	1,459	2,273
Stock-based compensation	-	-	-	75,348
Write-off of resource property	-	-	-	1,803,338
Change in non-cash working capital items
Prepaid expenses and deposits	-	-	-	4,124
Receivables	83	(1,682)	448	(2,570)
Accounts payable and accrued liabilities	(8,453)	(9,383)	(28,048)	20,334
	(70,267)	(76,503)	(232,416)	(195,565)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	93,326	1,111,814	93,326	1,111,814
Proceeds from share subscription	672,000	-	672,000	-
	765,326	1,111,814	765,326	1,111,814

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties	(330,191)	(63,099)	(392,298)	(122,367)

Change in cash and cash equivalents	364,868	972,212	140,612	(793,882)

Cash and cash equivalents – Beginning of period	725,115	67,179	949,371	245,509

Cash and cash equivalents – End of period	$ 1,089,983	$ 1,039,391	$ 1,089,983	$ 1,039,391

LUND GOLD LTD.

(an exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the nine months ended March 31, 2007

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on June 22, 1978 under the provisions of the Company Act of British Columbia.  The Company is in the business of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The Company is considered to be in the exploration stage.

The business of exploring mineral properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations.  The recoverability of the amounts shown for mineral properties is dependent upon several factors.  These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and future profitable production or proceeds from the disposition of the mineral properties.  The amounts shown as mineral properties represent net costs to date, and do not necessarily represent present or future values.

As at March 31, 2007, the Company has working capital of $1,092,097 (June 30, 2006 - $923,885).  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funds by way of private placement to meet its general and administrative expenditures and expenditures on the exploration of its mineral properties.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  These interim unaudited financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

INTERIM UNAUDITED FINANCIAL STATEMENTS

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted.  These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company’s latest annual filing for the year ended June 30, 2006.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

LUND GOLD LTD.

(an exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the nine months ended March 31, 2007

3.

SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

4.

MINERAL PROPERTY

Carneirinho Property, Brazil

Balance, June 30, 2006	$ 136,569

Acquisition	125,481
Assays	35,283
Camp, supplies	83,204
Geochemistry	12,500
Geology	99,070
Travel	36,760
392,298

Balance, March 31, 2007	$ 528,867

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Balance - June 30, 2006 Issued or issuable for cash Private placement - issuable Exercise of warrants - issued Share issue costs	24,791,118 2,750,000 373,306	$11,416,389 687,500 93,327 (15,500)	$626,487
Balance – March 31, 2007	27,914,424	$12,181,715	$626,487

Subscription proceeds for the private placement shares were in hand on March 31, 2007 and the shares were issued April 11, 2007.   See also Note 12.

LUND GOLD LTD.

(an exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the nine months ended March 31, 2007

6.

STOCK OPTIONS

As at March 31, 2007, the following stock options were outstanding and exercisable:

Exercise Price	Number of Shares	Expiry Date

$ 0.52	474,000	September 8, 2008
0.65	21,500	September 12, 2008
0.25	59,000	July 22, 2009
0.10	896,500	November 9, 2010

	1,451,000

See Note 12.

7.

WARRANTS

As at March 31, 2007, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

3,376,690	0.25	March 15, 2008

See Note 12.

8.

RELATED PARTY TRANSACTIONS

a)

The Company incurred the following costs with a law firm controlled by a director and with companies related by way of directors in common as follows:

	2007	2006

Legal fees	29,100	32,725
Rent	29,915	28,753
Wages and benefits	58,652	56,445

	117,667	117,923

Legal fees have either been expensed to operations, recorded as share issue costs or capitalized to mineral properties, based on the nature of the expenditure.

b)

Included in accounts payable at December  31, 2006 is $5,763  (June 30, 2006 -  $6,028) due to a law firm controlled by a director.

LUND GOLD LTD.

(an exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the nine months ended March 31, 2007

8.

RELATED PARTY TRANSACTIONS (…continued)

b)

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

9.

      SEGMENTED INFORMATION

The Company considers its business to consist of one reportable business segment being the exploration of mineral properties.  The Company’s equipment and mineral properties are located in the following geographic areas:

	March 31, 2007	June 30, 2006

Brazil	$ 528,867	$ 136,569
Canada	10,140	11,599

	$ 539,007	$ 148,168

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the nine months ended March 31, 2007 and 2006 there were no significant non-cash transactions.

11.

CONTINGENCY

As at March 31, 2007, the Company has restricted cash in the amount of $16,338.  These funds were paid into court pending the outcome of legal action brought against the Company by a former officer of the Company in order to settle a fee dispute.  The Company believes the case to be without merit, anticipates settlement will be in favour of the Company and accordingly no provision has been made in the financial statements.

12.

SUBSEQUENT EVENTS

On April 4, 2007 the Company issued, as a non-cash transaction, 1,197,906 common shares at the ascribed price of $0.31 per share to a company related by having a number of directors in common in consideration of the acquisition of an additional 50% interest in the Carneirinho Gold Project. The total ascribed transaction value was $371,351 being the actual costs incurred by the party conveying the interest.

LUND GOLD LTD.

(an exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the nine months ended March 31, 2007

12.

SUBSEQUENT EVENTS  (… continued)

On April 11 and 13, 2007 the Company issued a total of 12,000,000 units of its equity pursuant to a non-brokered private placement at the price of $0.25 per unit for total gross cash proceeds of $3,000,000 before deducting share issue costs of $114,960. Each unit consists of one common share plus one-half of one non-transferable warrant. Each whole warrant may be  exercised  to  acquire one additional common share for the cash price of

$0.40 per share for two year term. The units issued included the 2,750,000 shares recorded as at March 31, 2007 as described in Note 5.

On various dates between April 20 and May 18, 2007 the Company made additional grants under its stock option plan in respect of a total of 1,800,000 shares, exercisable for terms of between two and five years at exercise prices between $0.31 and $0.37.

LUND GOLD LTD.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

for the nine month period ended March 31, 2007

The following discussion and analysis, prepared as of May 21, 2007, should be read together with the interim unaudited consolidated financial statements for the nine month period ended March 31, 2007 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended June 30, 2006 and June 30, 2005, and the Management Discussion and Analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

The Company is in the business of acquiring and exploring its resource properties.  The Company does not currently have any producing properties and its current operations on the Carneirinho Property are an exploratory search for minerals.  During the nine month period ended March 31, 2007, the Company was primarily engaged in the exploration of its Carneirinho Property in Brazil.  In March 2005, the Company and Oromin Explorations Ltd. (“Oromin”), a company related by common directors, were granted an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil. In March 2007 the Company agreed to acquire Oromin’s interest in consideration of the issue of 1,197,906 common shares at the ascribed price of $0.31 per share for an ascribed transaction cost of $371,351, which was Oromin’s actual invested costs to the date of the agreement. This transaction closed April 4, 2007.

The Company’s common shares trade on the facilities of the TSX Venture Exchange under the symbol “LGD”.

Overall Performance

The third fiscal quarter saw two major transactions which will transform the levels of activity for Lund Gold over the next several quarters. In March Lund announced an agreement to increase its interest in the Carneirinho gold project to 100%. This was concurrent with the announcement of a non-brokered private placement financing for proceeds of $3,000,000. Both of these transactions closed in the month of April, with the result that the Company is now very well-funded to pursue an aggressive Phase Two exploration program.

A description of our planned Phase Two program was provided in our news release of May 4, 2007. This phase, budgeted at $700,000, will include infill soil and rock sampling and ground geophysical surveying to better delineate and evaluate a series of gold anomalies discovered in Phase One and described in detail in our news release of December 4, 2006. A trenching and drilling program will be added as results become available. This program is now under way.

Results of Operations

At March 31, 2007, the Company’s current assets totaled $1,100,070 compared to $959,906 at June 30, 2006.  The increase is principally attributable to the sale of share capital, diminished by project expenditures at Carneirinho and by administrative costs.  During the same period, current liabilities decreased to $7,973 from $36,021.  Included in the Company’s current liabilities were payables or accrued liabilities of $5,763 due to related parties as a result of wages or professional services rendered by directors of the Company.  All such amounts are payable on demand.  Our working capital position was $1,092,097 at March 31, 2007 compared to $923,885 at June 30, 2006.  The Company has no long-term debt.

Lund Gold Ltd.

Management Discussion and Analysis

nine months ended March 31, 2007

At March 31, 2007, the Company had total assets of $1,655,415 compared to $1,124,412 at June 30, 2006.  The increase is due principally to the sale of share capital and to continuing investments in the Carneirinho project.

Share capital as at March 31, 2007 was $12,181,715 up from $11,416,389 at June 30, 2006 due to proceeds from the exercise of share purchase warrants and to subscriptions received in advance of the quarter end for which the shares were issued subsequently.

The Company's largest cash outflows in the nine months ended March 31, 2007 reflect mineral property expenditures of $392,298.  In the previous fiscal year period, our mineral project expenditures were a much lower a$122,367. The increase in 2007 reflects the ramping up of the project. With the acquisition of a 100 per cent working interest pursuant to our March 12, 2007 agreement with Oromin, we expect these levels to increase very substantially going forward.

During the nine months ended March 31, 2007 the Company recorded interest income of $24,078 and a foreign exchange loss of $1,296.  During the nine months ended March 31, 2006 the Company recorded interest income of $3,677, a foreign exchange loss of $1,338 and a write-off of resource property of $1,803,338.

Expenses for the nine months ended March 31, 2007 were $229,057, down slightly from $297,413 for the nine months ended March 31, 2006. The decrease is almost entirely attributable to a reduction in the non-cash charge for stock-based compensation expense. This charge is subject to material fluctuations depending on the level of stock option grant activity and on other factors determining the fair value of options granted.

Net loss for the nine months ended March 31, 2007 was $206,275 or $0.01 per share compared to a net loss for the nine months ended March 31, 2006 of $2,098,412 or $0.12 per share, a loss principally arising from the writedown of the Aldebarán project in that year.

Summary of Quarterly Results

	Three Months Ended March 31, 2007	Three Months Ended December 31, 2006	Three Months Ended September 30, 2006	Three Months Ended June 30, 2006	Three Months Ended March 31, 2006	Three Months Ended December 31, 2005	Three Months Ended September 30, 2005	Three Months Ended June 30, 2005
Total assets	$1,655,415	$1,043,830	$1,060,260	$1,124,412	$1,195,366	$161,179	$2,039,200	$2,099,788
Resource properties and deferred costs	528,867	282,067	191,456	136,569	119,172	58,133	1,852,921	1,813,649
Working capital	1,092,097	635,468	813,184	923,885	1,025,616	40,279	116,809	241,204
Shareholders’ equity	1,647,442	944,013	1,031,848	1,088,391	1,171,385	125,755	1,997,837	2,067,385
Revenues	Nil	Nil	nil	nil	nil	nil	nil	Nil
Net loss	(61,897)	(87,835)	(56,543)	(82,994)	(66,184)	(1,962,680)	(69,548)	(72,106)
Earnings (loss) per share	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.12)	(0.00)	(0.00)

Significant changes in key financial data from 2005 to 2006 can be attributed to the reactivation of the Company and its acquisition, financing and active exploration of the former Aldebarán Property and more recently the Carneirinho Property.

Lund Gold Ltd.

Management Discussion and Analysis

nine months ended March 31, 2007

Liquidity

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration program at Carneirinho.

Based on its existing working capital, the Company does not require additional financing during the current fiscal year.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends to incur additional exploration expenditures on its Carneirinho Property during the current and following fiscal years.  If funds on hand are insufficient to cover such costs, the Company may be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there may be doubt about our ability to continue as a going concern.

	March 31, 2007	June 30, 2006

Working capital	$1,092,097	$923,885
Deficit	(11,160,760)	(10,954,485)

Capital Resources

During the nine months ended March 31, 2007, the Company realized $93,327 from the exercise of previously issued warrants and $687,500 from the receipt of subscriptions for a private placement offering of units priced at $0.25. Subsequent to the end of the third quarter, additional subscriptions totaling $2,312,500 were received and this financing closed with the issue of 12,000,000 new common shares together with warrants for the acquisition of up to 6,000,000 additional common shares at the warrant exercise price of $0.40 per share for a two year term.

Based on its existing working capital as augmented by the financing closed in April 2007, the Company does not expect to require additional financing during the current or following fiscal year.  The Company has no material commitments for capital expenditures, but intends to incur substantial additional exploration expenditures on its Carneirinho Property during the fiscal years ending June 30, 2007 and 2008.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the nine months ended March 31, 2007, the Company incurred legal fees of $29,100 accrued to a company controlled by a director and officer of the Company.  The Company also paid or accrued wages and benefits of $58,652 to its Chief Executive Officer and incurred office and rent costs of $29,915 with companies related by way of common directors.

As at March 31, 2007, accounts payable includes $5,763 due to a related party for legal fees.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Lund Gold Ltd.

Management Discussion and Analysis

nine months ended March 31, 2007

Proposed Transactions

At the date hereof, there are no proposed asset or business acquisitions or dispositions. The acquisition of the additional interest in the Carneirinho Project closed in April 2007.

Critical Accounting Estimates

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalised by property.  If economically recoverable ore reserves are developed, capitalised costs of the related property are reclassified as mining assets and amortised using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realisable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

Stock-based Compensation

The Company has adopted the accounting policy described in Section 3870 of the Canadian Institute of Chartered Accountants’ handbook, Stock-Based Compensation and Other Stock-Based Payments, which specifies a fair value-based methodology for measuring compensation costs.  The Company has adopted the fair value method, pursuant to which the Company recognises compensation costs for the granting of all stock options and direct awards of stock.  Any consideration paid by the option holders to purchase shares is credited to capital stock.

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at rates approximating those in effect at the time of the transaction.  Translation gains and losses are reflected in the income or loss for the period.

Changes in Accounting Policies

Effective with our fiscal year commencing July 1, 2007, Lund Gold will become subject to certain new accounting standards as set out in CICA Handbook sections 1530 Comprehensive Income, 3251 Equity, 3855 Financial Instruments – Recognition and Measurement, 3861 Financial Instruments – Disclosure and Presentation, and 3865 Hedging. Management has reviewed the Company’s assets, liabilities, equities and transactions and our initial conclusions are that the Company does not anticipate any material transactions or bases of measurement which will require new treatment or disclosure pursuant to these new standards.

Lund Gold Ltd.

Management Discussion and Analysis

nine months ended March 31, 2007

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted.  As at March 31, 2007 approximately 1% of cash and cash equivalents is held in US dollars.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Other Required Disclosure

Additional Disclosure for Venture Issuers without Significant Revenue

As at June 30, 2006, the Company had incurred acquisition and exploration costs of $136,569 with respect to its Carneirinho Property and during the nine months ended March 31, 2007, the Company incurred a further $392,298 in exploration costs.  The major components of this amount are set out in detail in note 4 to the statements.

Expenses for nine months ended March 31, 2007 were $229,057, down from $297,413 for the nine months ended March 31, 2006, the principal reduction being stock-based compensation.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of 200,000,000 common shares without par value of which 27,914,424 were outstanding or subscribed for at March 31, 2007 and of which 38,387,330 are outstanding as of the date hereof.

As at the date hereof, the Company has outstanding warrants entitling the purchase of 3,376,690 shares of the Company at a price of $0.25 per share until March 15, 2008 and for the purchase of 6,000,000 shares of the Company at a price of $0.40 per share until April 11, 2009.

As at March 31, 2007, the Company had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date
474,000	$0.52	September 8, 2008
21,500	$0.65	September 12, 2008
59,000	$0.25	July 22, 2009
896,500	$0.10	November 9, 2010
1,451,000

and as at the date hereof, 3,251,000.

Form 52-109F2 – Certification of Interim Filings

I, Chet Idziszek, President of Lund Gold Ltd. and performing similar functions to that of a Chief Executive Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Lund Gold Ltd. (the “issuer”) for the interim period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

May 30,  2007

“Chet Idziszek”

Chet Idziszek

President

Form 52-109F2 – Certification of Interim Filings

I, Ian Brown, Chief Financial Officer of Lund Gold Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Lund Gold Ltd. (the “issuer”) for the interim period ended March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

May 30, 2007

“Ian Brown”

Ian Brown

Chief Financial Officer